Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Open-Market Stock Purchase Plan by the CEO and Additional Shareholder Updates

September 10, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (NASDAQ: SHIP) (“Seanergy” or the “Company”) announced today that its Chairman and Chief Executive Officer, Mr. Stamatis Tsantanis, intends to purchase an aggregate of up to 500,000 common shares of the Company in the open market. In addition, for at least the next 12 months, Mr. Tsantanis does not intend to sell any newly acquired shares of the Company or any of the shares he currently holds, which were acquired in previous years.

Stamatis Tsantanis, Seanergy’s Chairman & Chief Executive Officer, stated: “My intention to purchase Seanergy’s shares reflects my strong confidence in the Company and its fundamentals. Notwithstanding the challenging environment of the first half of 2020, as discussed in our recent announcements, we have achieved notable transactions associated with fleet expansion and debt reduction. Further developments regarding ongoing discussions with certain of our creditors are expected to be announced soon. Seanergy is well positioned to navigate in an improved market environment.”

In addition, it is the Company’s intention not to initiate any public equity offerings until March 2021, nor to implement any reverse stock splits prior to that date. Lastly, regarding the Class E warrants that were issued pursuant to the Company’s $25.0 Million underwritten public offering that closed on August 20, 2020, the Company’s Board of Directors does not intend to exercise its option, pursuant to the terms of the warrants, to adjust the original exercise price of $0.70 per share downwards. Notwithstanding the Company’s current intentions, the Board of Directors will continue to evaluate all available strategic alternatives, which may include stock issuances to the Company’s creditors as a means of addressing maturing debt instruments, based on market conditions and other factors which may arise in the future.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a fleet of 11 Capesize vessels with an average age of about 11.5 years and aggregate cargo carrying capacity of approximately 1,926,117 dwt.  The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com